Domtar Corporation 395, Boulevard de Maisonneuve, Ouest Montréal QC H3A 1L6 Tél. : (514) 848-5555	Domtar Corporation 395 de Maisonneuve Blvd. West Montreal, QC H3A 1L6 Tel.: (514) 848-5555

BY EMAIL

Karl Hiller

Branch Chief

Office of Natural Resources

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

U.S.A.

September 14, 2017

Re:	Domtar Corporation

Form 10-K for the Fiscal Year ended December 31, 2016

Filed February 24, 2017

Response to SEC Letter Dated September 8, 2017

SEC file reference no. 1-33164

Dear Mr. Hiller,

We have reviewed your comment letter, dated September 8, 2017, with respect to our filing referred to above. Please find below our response to your comment.

Form 10-K for the Fiscal Year ended December 31, 2016

Business, page 4

Financial Statements

Note 24 – Segment Disclosures, page 118

1.	Your response to prior comment 1 from our letter dated August 8, 2017 describes differences in end use markets for your communication paper and specialty packaging paper products, with the communication paper grades serving end use markets that tend to be declining in demand and the specialty and packaging paper grades serving end use markets that tend to be stable or growing. Consistent with this, your response indicates declining price and shipment trends for the communication paper group versus stable or increasing price and shipment trends for the specialty and packaging paper group. Given these differences, which you also appear to view as sufficiently significant to make disclosure distinctions in your recent investor presentations, we believe that these two paper groups are sufficiently dissimilar such that disaggregated revenue disclosure is required under FASB ASC paragraph 280-10-50-40.

www.domtar.com

1. Domtar Corporation Response:

We will comply in future filings.

Please contact the undersigned at 514-848-5234 should you require further information or have any questions.

Very truly yours,

/s/ Daniel Buron

Daniel Buron

Senior Vice President and Chief Financial Officer

cc: John D. Williams, President and Chief Executive Officer

2